Exhibit 99.1

ATTUNITY REPORTS SECOND QUARTER 2016 RESULTS

Revenue grew to $14.2M, up 16% in the second quarter of 2016
- - -

Burlington, MA – August 3, 2016 – Attunity, Ltd. (NasdaqCM: ATTU), a leading provider of Big Data management software solutions, today reported its unaudited financial results for the three-month period ended June 30, 2016.

“We are pleased with our continued revenue growth. Our success was driven by the growing demand in the Big Data market where customers are recognizing the advantages of our innovative product suite. These advantages enable us to address global enterprise initiatives that require large scale, heterogeneous and real-time data integration solutions for Hadoop data lakes. Our investments in sales and marketing enabled us to increase sales of Attunity Replicate, including another multi-million dollar, multi-year customer engagement for Hadoop, as well as to sign several new customers for our new Attunity Compose offering, launched earlier in the year,” said Shimon Alon, Chairman and CEO of Attunity. “With a growing pipeline of new licensing agreements, we expect our growth to continue through the second half of the year and beyond.”

Recent Operational Highlights
•	Signed a $4.5 million, three-year agreement with a large global corporation for its enterprise data lake initiative, highlighting a growing market opportunity for Attunity with other large strategic and global agreements
•	Successfully continued the launch of Attunity Compose, closing several agreements with new customers as well as existing Replicate customers
•	Expanded collaboration with Microsoft to facilitate adoption of SQL Server 2016 and migration from other databases, such as Oracle
•	Launched enhanced version of Attunity Visibility for Hadoop that enables intelligent data management for growing data lake environments
•	Received several industry awards, including ‘50 Innovative Companies to Watch’ by the Silicon Review and ‘30 Coolest Data Management Vendors’ in Big Data 100 list by CRN

Financial Highlights for Q2 2016, compared with Q2 2015
•	GAAP total revenue increased 16% to $14.2 million
•	Non-GAAP total revenue increased 14% to $14.2 million*
•	GAAP operating expenses increased to $18.5 million compared with $12.9 million
o	The operating expenses in Q2 2016 include an approximately $2.1 million charge for partial impairment of acquired technology associated with the Appfluent acquisition, as well as $2.0 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $1.8 million in expenses and amortization associated with acquisitions and equity-based compensation expenses for the same period in 2015
•	Non-GAAP operating expenses increased to $14.4 million compared with $11.1 million *
•	GAAP net loss of $2.9 million, compared with net loss of $0.8 million
•	Non-GAAP net income of $0.1 million, compared with non-GAAP net income of $1.1 million *
•	Generated positive cash flow from operations of $0.3 million

Big Data Management and Cloud Solutions

Attunity is increasingly recognized across the industry as a leading provider of Big Data management solutions, including its award-winning data integration and management offerings that provide data replication and ingest with real-time change data capture (CDC), data warehouse automation, data usage analytics, data connectivity, cloud data delivery, and test data management. In the second quarter of 2016, the Company’s solutions were recognized by a number of industry sources, including CIO magazine, CRN and Database Trends and Applications (DBTA) Magazine.

The Company made several product announcements during the second quarter of 2016, further expanding the capabilities of its existing solutions, as well as introducing new innovative solutions to the market.

Attunity expanded its collaboration with Microsoft Corp. to enable faster and easier adoption of Microsoft SQL Server 2016, the latest version of Microsoft’s market leading database and data warehousing platform running on-premises or on Microsoft Azure cloud, which became generally available in the second quarter of 2016. By utilizing Attunity Replicate’s high-performance data replication and CDC technologies, this cooperation is aimed at simplifying and accelerating zero-downtime migrations from systems like Oracle and other databases to SQL Server 2016.

The cloud continues to be an area of growth where enterprises are looking to migrate databases to cloud platforms, as well as leverage the cloud to analyze their data. These customer needs require an efficient and reliable way to move data from their data centers. We believe we are well positioned to accommodate this growing need with our innovative products as well as our alliances with leading global providers, such as Amazon Web Services, Microsoft and Google.

During the second quarter of 2016, the Company launched Attunity Visibility for Hadoop, which features enhanced technology that enables comprehensive data usage analytics for large-scale and fast-growing Hadoop data lake environments. This new and innovative solution is designed to provide a unified platform from which users are able to analyze usage across enterprise Big Data systems.

Demand for Attunity Compose, which was launched earlier this year, continued to build in the second quarter of 2016, with several deals completed and a growing pipeline of potential new deals.

Consulting Services

There continues to be an increased demand from customers requiring our consulting services for their larger scale and enterprise-wide implementations. Attunity continues to make investments in building out its consulting group as well as engaging system integration partners in order to address this demand.

Financial Results for Q2 2016
 GAAP total revenue for the second quarter of 2016 increased 16% to $14.2 million, compared with $12.2 million for the same period in 2015. This includes license revenue of $8.0 million, which increased 17% compared with the same period in 2015 (the license revenue in the second quarter of 2016 includes $2.6 million from a $4.5 million, three-year strategic Hadoop deal signed during the quarter), and maintenance and service revenue, which grew 15% to $6.3 million, compared with $5.4 million for the same period in 2015.

Non-GAAP total revenue for the second quarter of 2016 increased 14% to $14.2 million, compared with $12.5 million for the same period in 2015. This includes non-GAAP maintenance and service revenue of $6.3 million, which grew 9% from the same period in 2015 (license revenue of $8.0 million was not used as a non-GAAP measure).*

GAAP operating expenses for the second quarter of 2016 increased 44% to $18.5 million, compared with $12.9 million for the second quarter of 2015. The increase in expenses is primarily related to the Company’s global expansion, with total headcount increasing by 40 people over the past year - including 30 additions to the sales, sales support, marketing and consulting services teams - to accommodate growing demand for Attunity Replicate and Compose. The increase in operating expenses in the second quarter of 2016 also includes a $2.1 million charge for partial impairment of acquired technology associated with the Appfluent acquisition.

Non-GAAP operating expenses for the second quarter of 2016 increased 30% to $14.4 million, compared with $11.1 million for the second quarter of 2015.*

GAAP operating loss for the second quarter of 2016 was $4.3 million, compared with $0.7 million for the same period in 2015.

Non-GAAP operating loss was $0.2 million for the second quarter of 2016, compared with operating income of $1.4 million for the second quarter of 2015. Non-GAAP operating loss for the second quarter of 2016 excludes a total of $4.1 million in expenses, including a $2.1 million charge for partial impairment of acquired technology associated with the Appfluent acquisition, and $2.0 million in expenses and amortization associated with acquisitions and equity-based compensation expenses. This is compared with $2.1 million in adjustments, expenses and amortization associated with acquisitions and equity-based compensation expenses for the second quarter of 2015.*

GAAP net loss for the second quarter of 2016 was $2.9 million, or $0.17 per diluted share, compared with a net loss of $0.8 million, or $0.05 per diluted share, in the second quarter of 2015.

Non-GAAP net income for the second quarter of 2016 was $0.1 million, or $0.01 per diluted share, compared with non-GAAP net income of $1.1 million, or $0.06 per diluted share, for the same period in 2015. Non-GAAP net loss for the second quarter of 2016 excludes approximately $3.0 million in expenses, amortization and impairment charges associated with acquisitions, equity-based compensation expenses and tax benefits related to non-GAAP adjustments of $1.1 million, compared with approximately $1.9 million in adjustments, expenses and amortization associated with acquisitions, equity-based compensation expenses and tax benefits related to non-GAAP adjustments of $0.3 million for the same period in 2015.*

Cash and cash equivalents were $8.9 million as of June 30, 2016, compared with $10.0 million as of March 31, 2016. Cash and cash equivalents at the end of the second quarter of 2016 were mainly impacted by earn-out payment of $1.2 million to former Hayes shareholders.

Appfluent acquired technology, which was acquired in March 2015, decreased by $2.1 million to $2.6 million as of June 30, 2016, due to the partial impairment. This accounting charge was taken in order to reflect the fair value of the technology following delayed sales trends with longer sales cycles of Attunity Visibility, which we believe is primarily due to the innovative nature of this solution, aimed at optimizing enterprise data warehouses with Hadoop.

Shareholders' equity as of June 30, 2016 decreased to $34.5 million, compared with $36.4 million as of March 31, 2016.

 * See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Wednesday, August 3rd at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-576-4387 (U.S. Toll Free), +1 80 924 5906 (Israel), or +1-719-457-2689 (International). All dial-in participants must use the following code to access the call: 6114158.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through http://public.viavid.com/index.php?id=120250 or the Investor Relations section of Attunity's website, http://www.attunity.com/investor-relations.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through August 17, 2016, at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (International). Participants must use the following code to access the replay of the call: 6114158. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our blog and join our community on Twitter, Facebook, LinkedIn, and YouTube.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating income (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude expenses, amortization and impairment charges associated with the acquisitions, stock-based compensation expenses in accordance with ASC 718, non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations, and tax benefits related to non-GAAP adjustments. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we expect our growth to continue through the second half of the year and beyond or that our $4.5 million agreement highlights a growing market opportunity for Attunity with other large strategic and global agreements, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to manage our growth effectively; acquisitions, including costs and difficulties related to integration of acquired businesses [and impairment charges]; our ability to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility; fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© 2016 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com   / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,919	$12,522
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2016 and December 31, 2015)	6,920	4,524
Other accounts receivable and prepaid expenses	1,136	639

Total current assets	$16,975	$17,685

LONG-TERM ASSETS:

Severance pay fund	$3,706	$3,513
Property and equipment, net	1,359	1,260
Goodwill and Intangible assets, net	36,676	40,116
Other assets	1,644	584

Total long-term assets	43,385	45,473

Total assets	$60,360	$63,158

ATTUNITY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	1,052	664
Payment obligation related to acquisitions	1,018	2,204
Deferred revenues	10,788	9,354
Employees and payroll accruals	4,662	4,012
Accrued expenses and other current liabilities	1,262	1,248

Total current liabilities	$18,782	$17,482

LONG-TERM LIABILITIES:

Deferred revenues	1,016	1,348
Liabilities presented at fair value and other long-term liabilities	963	1,037
Payment obligation related to acquisitions	-	254
Accrued severance pay	5,050	4,746
Total long-term liabilities	$7,029	$7,385

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,899	1,876
Authorized: 32,500,000 shares at June 30, 2016 and December 31, 2015; Issued and outstanding: 16,631,754 shares at June 30, 2016 and 16,406,243 shares at December 31, 2015
Additional paid-in capital	147,470	144,836
Accumulated other comprehensive loss	(1,087)	(1,137)
Accumulated deficit	(113,733)	(107,284)

Total shareholders' equity	34,549	38,291

Total liabilities and shareholders' equity	$60,360	$63,158

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
Software licenses	$7,964	$6,781	$13,539	$12,360
Maintenance and services	6,268	5,447	12,433	10,248
Total revenue	14,232	12,228	25,972	22,608
Operating expenses:
Cost of revenues	2,321	2,005	4,379	3,243
Research and development	3,492	2,697	6,792	4,893
Sales and marketing	9,390	7,103	17,847	13,285
General and administrative	1,178	1,080	2,308	2,636
Impairment of acquisition-related intangible assets	2,132	-	2,132	-
Total operating expenses	18,513	12,885	33,458	24,057
Operating loss	(4,281)	(657)	(7,486)	(1,449)
Financial (income) expenses, net	(137)	(14)	(80)	235
Loss before taxes on income	(4,144)	(643)	(7,406)	(1,684)
Taxes on income (benefit)	(1,283)	155	(957)	441
Net loss	$(2,861)	$(798)	$(6,449)	$(2,125)

Basic and diluted net loss per share	$(0.17)	$(0.05)	$(0.39)	$(0.13)

Weighted average number of shares used in computing basic and diluted net loss per share	16,737	16,290	16,671	15,900

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited
Cash flows activities:
Net loss	$(6,449)	$(2,125)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	237	193
Stock based compensation	2,220	971
Amortization of intangible assets	1,393	1,285
Impairment of acquisition-related intangible assets	2,132	-
Accretion of payment obligations	(12)	130
Change in:
Accrued severance pay, net	111	163
Trade receivables	(2,714)	1,390
Other accounts receivable and prepaid expenses	(491)	(972)
Other long term assets and liabilities	179	(12)
Trade payables	397	355
Deferred revenues	1,262	2,225
Employees and payroll accruals	840	421
Accrued expenses and other liabilities	49	(339)
Change in liabilities presented at fair value and other long-term liabilities	(86)	40
Tax benefits related to exercise of stock options	44	(60)
Change in deferred taxes, net	(1,196)	195
Net cash provided by (used in) operating activities	(2,084)	3,860
Cash flows from investing activities:
Purchase of property and equipment	(340)	(283)
Acquisition of company, net of cash acquired	-	(10,402)
Net cash used in investing activities	(340)	(10,685)
Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	155	696
Tax benefits related to exercise of stock options	(44)	60
Payment of contingent consideration	(1,239)	(2,054)
Net cash used in financing activities	(1,128)	(1,298)
Foreign currency translation adjustments on cash and cash equivalents	(51)	2
Decrease in cash and cash equivalents	(3,603)	(8,121)
Cash and cash equivalents at the beginning of the period	12,522	18,959
Cash and cash equivalents at the end of the period	8,919	10,838

Supplemental disclosure of cash flow activities:
Cash paid during the period for taxes	$563	$1,028

Supplemental disclosure of non-cash investing activities:
Issuance of shares related to acquisitions	224	6,600

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
GAAP revenues	14,232	12,228	25,972	22,608
Valuation adjustment on acquired deferred service revenue	9	310	26	345
Non-GAAP revenues	12,241	12,538	25,998	22,953

GAAP cost of revenue	2,321	2,005	4,379	3,243
Amortization of acquired intangible assets	634	684	1,267	1,127
Cost of revenue adjustment (1)	40		80
Non-GAAP cost of revenue	1,647	1,321	3,032	2,116

GAAP gross profit	11,911	10,223	21,593	19,365
Gross profit adjustments	683	994	1,373	1,472
Non-GAAP gross profit	12,594	11,217	22,966	20,837

GAAP operating expenses	18,513	12,885	33,458	24,057
Cost of revenues (1)	40	-	80	-
Research and development (1) (2)	317	235	679	335
Sales and marketing (1) (2)	691	593	1,458	788
General and administrative (1) (2)	233	153	484	865
Amortization of acquired intangible assets	696	783	1,393	1,285
Impairment of acquisition-related intangible assets	2,132	-	2,132	-
Non-GAAP operating expenses	14,404	11,121	27,232	20,784

GAAP Financial (income) expenses, net	(137)	(14)	(80)	235
Revaluation of liabilities presented at fair value	61	77	(86)	59
Accretion of payment obligations	(36)	80	(12)	130
Non-GAAP Financial (income) expenses, net	(162)	(171)	18	46

GAAP taxes on income (benefit)	(1,283)	155	(957)	441
Tax benefits related to non-GAAP adjustments	(1,148)	(334)	(1,314)	(383)
Non-GAAP taxes on income (benefit)	(135)	489	357	824

GAAP net loss	(2,861)	(798)	(6,449)	(2,125)
Valuation adjustment on acquired deferred revenue	9	310	26	345
Amortization of acquired intangible assets	696	783	1,393	1,285
Impairment of acquisition-related intangible assets	2,132	-	2,132	-
Acquisition related expenses	344	456	779	1,017
Stock-based compensation	937	525	1,922	971
Revaluation of liabilities presented at fair value	61	77	(86)	59
Accretion of payment obligations	(36)	80	(12)	130
Tax benefits related to non-GAAP adjustments	(1,148)	(334)	(1,314)	(383)
Non-GAAP net income (loss)	134	1,099	(1,609)	1,299

GAAP diluted net loss per share	(0.17)	(0.05)	(0.39)	(0.13)
Non-GAAP diluted net income (loss) per share	0.01	0.06	(0.10)	(0.08)

shares used in computing GAAP diluted net income (loss) per share	16,737	16,290	16,671	15,900

shares used in computing Non-GAAP diluted net income (loss) per share	17,016	17,029	16,671	16,602

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
(1) Stock-based compensation expenses (*):
Cost of revenues	40	-	80	-
Research and development	231	121	493	221
Sales and marketing	433	251	865	446
General and administrative	233	153	484	304
	937	525	1,922	971
(*) Retention bonus paid in Attunity shares constitute part of (2) below

(2) Acquisition related expenses
Research and development	86	114	186	114
Sales and marketing	258	342	593	342
General and administrative	-	-	-	561
	344	456	779	1,017